

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 22, 2010

Mr. Terry C. Turner
President, CEO, and Chairman of the Board
Golden Eagle International, Inc.
9661 South 700 East
Salt Lake City, Utah 84070

> **Re:** **Golden Eagle International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 3, 2009, as Amended January 8, 2010**
> **File No. 0-23726**

Dear Mr. Turner:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Herrick Lidstone
(303) 796-2777